SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         First Independence Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    32054B103
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                                 (CUSIP Number)


                                James B. Mitchell
                            Myrtle and Sixth Streets
                           Independence, Kansas 67301
                                 (316) 331-1660
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 3, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 32054B103


                              1.        NAME OF REPORTING PERSON
                                        S.S. OR I.R.S. IDENTIFICATION NO. OF
                                        ABOVE PERSON

                                        James B. Mitchell
----------------------------- --------  ----------------------------------------
                              2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                                        A GROUP                        (a)  __
                                                                       (b)  __
----------------------------- --------  ----------------------------------------
                              3.        SEC USE ONLY
----------------------------- --------  ----------------------------------------
                              4.        SOURCE OF FUNDS

                                        PF, SC
----------------------------- --------  ----------------------------------------
                              5.        CHECK BOX IF DISCLOSURE OF LEGAL
                                        PROCEEDINGS IS REQUIRED PURSUANT TO
                                        ITEMS 2(D) OR 2(E)  __
----------------------------- --------  ----------------------------------------
                              6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                        United States of America
----------------------------- --------  ----------------------------------------
                              7.        SOLE VOTING POWER

                                        32,558
                              --------  ----------------------------------------
                              8.        SHARED VOTING POWER
NUMBER OF
SHARES                                  21,285
BEBEFICIALLY                  --------  ----------------------------------------
OWNED BY                      9.        SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                             22,658
                              --------  ----------------------------------------
                              10.       SHARED DISPOSITIVE POWER

                                        31,185
----------------------------- --------  ----------------------------------------
                              11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        53,843
----------------------------- --------  ----------------------------------------
                              12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                                        (11) EXCLUDES CERTAIN  SHARES   __
----------------------------- --------  ----------------------------------------
                              13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        5.3%
----------------------------- --------  ----------------------------------------
                              14.       TYPE OF REPORTING PERSON

                                        IN
----------------------------- --------  ----------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Independence Corporation ("First Independence") with its main office located at Myrtle and Sixth Streets, Independence, Kansas 67301. All listed amounts have been adjusted to reflect the two-for-one stock split paid by First Independence in the form of a 100% stock dividend on January 24, 1997.

ITEM 2.  IDENTITY AND BACKGROUND

         The name and address of the person filing this statement is James B. Mitchell, at Myrtle and Sixth Streets, Independence, Kansas 67301. Mr. Mitchell is the Chief Financial Officer of First Independence. During the last five years, Mr. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Mitchell is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 5, 1993, in connection with First Independence's initial public offering of Common Stock, Mr. Mitchell acquired, 15,880 shares of Common Stock. Between October 5, 1993 and the date hereof, Mr. and Mrs. Mitchell and their minor children, beneficially acquired 6,245 shares of Common Stock. The acquisitions of the foregoing Common Stock were made with personal funds for an aggregate purchase price of approximately $135,388.

         On October 5, 1993 Mr. Mitchell was awarded 7,272 shares of restricted Common Stock, which vested annually over a five year period and are fully vested as of the date hereof. Also, on October 5, 1993, Mr. Mitchell was awarded options to purchase 14,546 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. All of the 14,546 options that were awarded on October 5, 1993 have vested as of the date hereof. The awards of restricted Common Stock and options were granted to Mr. Mitchell at no cost to him. On February 2, 2000, Mr. Mitchell exercised 5,000 of these options. This exercise of options was made with personal funds for an aggregate purchase price of approximately $25,000.

         From September 30, 1994 through the date hereof, Mr. Mitchell acquired 9,900 shares of Common Stock through the First Independence Corporation Employee Stock Ownership Plan, for which First Bankers Trust, N.A. acts as Trustee. These shares were purchased with funds contributed by First Federal Savings and Loan Association of Independence, the subsidiary of First Independence for an aggregate purchase price of approximately $50,000.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the shares acquired by Mr. Mitchell, directly or indirectly, were acquired for investment purposes. Mr. Mitchell may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Independence for investment purposes or dispose of shares of First Independence. As an officer of First Independence, Mr. Mitchell regularly explores potential actions and transactions which may be advantageous to First Independence, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of First Independence.

         Except as noted above, Mr. Mitchell has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of First Independence, or the disposition of securities by First Independence;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving First Independence or any of its subsidiaries;

         (c) a sale or transfer of material amount of assets of First Independence or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of First Independence, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of First Independence;

         (f) any other material change in First Independence's business or corporate structure;

         (g) changes in First Independence's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Independence by any persons;

         (h) causing a class of securities of First Independence to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of First Independence becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Mitchell beneficially owns an aggregate of 53,843 shares of Common Stock, constituting 5.3% of the number of shares of such Common Stock outstanding on the date hereof.

         (b)  With   respect  to  the  53,843   shares  of  Common  Stock  owned
beneficially by Mr. Mitchell, such amounts include:

                  (1) 23,012  shares  over which Mr.  Mitchell  has sole  voting power.

                  (2) 21,285 shares over which Mr.  Mitchell shares voting power with his spouse, R. Dianne Mitchell, whose address is Myrtle and Sixth Streets, Independence, Kansas 67301. Mrs. Mitchell is a substitute teacher for the Independence, Kansas School District. During the last five years, Mrs. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Mitchell is a citizen of the United States of America.

                  (3) 13,112 shares of Common Stock over which Mr.  Mitchell has sole dispositive power.

                  (4) 21,285 shares of Common Stock over which Mr.  Mitchell has
                      shared   dispositive   power,   with  Mrs.  Mitchell  (SEE
                      paragraph (2) above).

                  (5) 9,900 shares of Common  Stock over which Mr.  Mitchell has shared dispositive power, with First Bankers Trust, N.A. First Bankers Trust, N.A. is an Illinois chartered bank with its principal business address at 2321 Koch's Lane, P.O. Box 3566, Quincy, Illinois 62305-3566.

                  (6) Options to  purchase  9,546  shares of Common  Stock which upon exercise Mr. Mitchell will have sole voting and sole dispositive power.

         (c) The following transaction involving Mr. Mitchell's beneficial ownership of Common Stock was effected in the past sixty days:

                  (1) On February 2, 2000,  Mr.  Mitchell  exercised  options to acquire 5,000 shares of common  stock.

                  (2) On February 3, 2000, First Independence repurchased 32,000 shares of Common Stock in an open market purchase reducing the number of shares outstanding and increasing Mr. Mitchell's ownership percentage over 5%.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Mitchell.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Mitchell and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Mitchell are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    FEBRUARY 15, 2000                              /S/ JAMES B. MITCHELL
         -----------------                              ---------------------
                                                        James B. Mitchell